Strayer Education, Inc.

Making education achievable for working adults

September 15, 2014

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-7010

RE: Strayer Education, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 26, 2014

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Filed August 1, 2014

File No. 000-21039

Dear Mr. Spirgel:

On behalf of Strayer Education, Inc. (“Strayer” or the “Company”), we respectfully submit below Strayer’s response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated September 3, 2014, and Strayer’s proposed compliance with such comments in future filings. For your convenience, we have set forth below the Staff’s comment in italics, followed by Strayer’s response thereto.

Form 10-K for the Fiscal Year Ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, Revenue Recognition, page 39

1.	Please tell us and disclose in future filings how you account for the credits earned from your Graduation Fund. If material, please quantify the amounts and where classified on the Balance Sheet. Please also comply in your Significant Accounting Policies section of your notes to the financial statements.

In future filings we will disclose the information requested and we will include similar disclosures in the Significant Accounting Policies section of the notes to the financial statements. An example of our proposed disclosure is as follows:

“In the third quarter of 2013, we introduced the Graduation Fund, which allows new undergraduate students to earn tuition credits that are redeemable in the final year of a student’s course of study if he or she successfully remains in the program. In their final academic year, students will be provided one free course for every three courses that were previously completed. In order to receive this benefit, students must remain enrolled in their program over time, and students will lose any benefit if their enrollment ceases for more than one consecutive academic term.

2303 Dulles Station Boulevard • Herndon, VA 20171

Phone 703-247-2500 • www.strayereducation.com

We record Deferred revenue for the value of free courses that are expected to be provided, which is based on the price per credit hour for courses completed to date. We estimate the number of free courses that will be provided by analyzing the historical rates at which students have progressed through their academic careers, and based on the student’s level of academic experience. Our estimates of continuation are adjusted for actual results on a quarterly basis, but such variation has not been material. The portion of Deferred revenue expected to be realized within twelve months is included in Current liabilities and the portion of Deferred revenue expected to be realized beyond the next twelve months is included in Other long-term liabilities.

As of December 31, 2013, the total liability for the Graduation Fund was approximately $1.9 million and was included entirely in Other long-term liabilities since none of the benefit was expected to be realized within the next twelve months. As of June 30, 2014, the total liability for the Graduation Fund was approximately $5.1 million, of which approximately $0.9 million was included in Current liabilities, and approximately $4.2 million was included in Other long-term liabilities.”

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Revenue, Income from Operations, and Net Income, pages 16 and 18

2.	Please disclose in greater quantified detail the correlation between declining revenue, average student enrollment, and the impact of your new pricing structure for undergraduates. Consider breaking out your explanation of variances between your graduate and undergraduate programs.

In future filings, we will disclose in greater quantified detail the correlation between declining revenue, average student enrollment, and the impact of our new pricing structure for undergraduates. An example of our proposed disclosure is as follows:

“For the third quarter of 2014, our revenues decreased X% to $X.X million from $X.X million in the third quarter of 2013, principally due to an enrollment decline of X% and a decline in revenue per student of X%. The decline in revenue per student is largely attributable to a new pricing structure which reduced tuition for new undergraduate students by X%, and made them eligible for our Graduation Fund. In the third quarter of 2014, revenues for undergraduate students declined X%, driven by a decrease in enrollment of X% and a decline of X% in revenue per student, resulting mostly from the new pricing structure for new undergraduate students. We expect this decline in revenue per student to continue at the undergraduate level as we enroll more new undergraduate students over time. For graduate students, revenues were flat in the third quarter of 2014 driven by an enrollment decline of X% and an increase in revenue per student of X%. The increase in graduate revenue per student was due primarily to lower scholarships compared to the same period in 2013.”

* * *

2303 Dulles Station Boulevard • Herndon, VA 20171

Phone 703-247-2500 • www.strayereducation.com

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Pursuant to your comment letter, on behalf of Strayer, we hereby acknowledge that:

•	Strayer is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	Strayer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (703) 247-2514. Thank you.

Very truly yours,

/s/ Mark C. Brown
Mark C. Brown
Executive Vice President and Chief Financial Officer

2303 Dulles Station Boulevard • Herndon, VA 20171

Phone 703-247-2500 • www.strayereducation.com

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